Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: May 3, 2018

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President and Controller

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended March 31, 2018 and 2017
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2017 and the unaudited consolidated interim financial report for the three months ended March 31, 2018.

For the periods ended March 31:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Operating revenues	–	–	5,591	5,337	–	–	(1)	(1)	5,590	5,336
Net earnings from continuing operations attributable to owners	697	673	687	671	35	–	(722)	(671)	697	673
Net earnings attributable to owners	697	673	687	671	35	–	(722)	(671)	697	673

As at March 31, 2018 and December 31, 2017, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2018	Dec. 31, 2017
Total Current Assets	616	626	7,437	6,280	186	154	(1,973)	(1,405)	6,266	5,655
Total Non-current Assets	21,565	21,359	43,649	43,429	78	80	(14,910)	(14,721)	50,382	50,147
Total Current Liabilities	2,074	1,567	10,543	10,529	42	41	(1,973)	(1,405)	10,686	10,732
Total Non-current Liabilities	119	116	24,911	23,692	97	103	539	534	25,666	24,445

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises. As required by IFRS, effective January 1, 2018, BCE adopted IFRS 15 – Revenue from Contracts with Customers, retrospectively for each period in 2017 previously reported.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.